August 8, 2008

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
HSN, Inc.
Form S-1
SEC File No. 333-152697

Dear Mr. Owings:

        The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-152697), of HSN, Inc., a Delaware corporation (the "Company"), be declared effective at 9 a.m., New York City time, on August 8, 2008, or as promptly as practicable thereafter. We respectfully request that we be notified of such effectiveness by a telephone call to Pamela S. Seymon of Wachtell, Lipton, Rosen & Katz at (212) 403-1205 and that such effectiveness also be confirmed in writing.

        The Company hereby acknowledges that:

  •
  should the United States Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
By:	/s/ GREGORY R. BLATT
Name: Gregory R. Blatt Title: Vice President
cc:
Ms. Blair Petrillo
Staff Attorney
Division of Corporation Finance
Facsimile No. (202) 772-9202

Pamela S. Seymon
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile No. (212) 403-2205